

April 2, 2015

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

     Re: xG Technology, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed March 10, 2015
            File No. 001-35988

Dear Mr. Branton:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Celeste M. Murphy for

               Larry Spirgel
               Assistant Director

cc: David E. Danovitch, Esq.
       Robinson Brog Leinwand Greene Genovese & Gluck P.C.